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                                                                       EXHIBIT 2

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                          NORTH AMERICAN PALLADIUM LTD.

                             MATERIAL CHANGE REPORT


TO:             British Columbia Securities Commission
                Alberta Securities Commission
                Saskatchewan Financial Services Commission, Securities Division Ontario Securities Commission
                Commission des valeurs mobilieres du Quebec
                Nova Scotia Securities Commission
                Securities Commission of Newfoundland and Labrador

ITEM 1. REPORTING ISSUER

                The reporting issuer filing this material change report is North American Palladium Ltd. (the "Corporation"), Suite 2116, 130 Adelaide Street West, Toronto, Ontario, M5H 3P5.

ITEM 2. DATE OF MATERIAL CHANGE

                March 28, 2006

ITEM 3. NEWS RELEASE

                News releases were issued on March 3, 2006 and March 28, 2006 through CNW news wire service.

ITEM 4. SUMMARY OF MATERIAL CHANGE

                On March 3, 2006, the Corporation announced that it had entered into an arranged private placement of up to US$58.5 million principal amount of convertible notes (the "Notes") together with warrants to purchase, for four years from the date of their issuance, 50% of the number of common shares underlying the Notes (the "Warrants"), including the placement of up to US$41 million of the Notes and related Warrants with Kaiser-Francis Oil Company ("KFOC"), the Corporation's major shareholder, subject to a number of conditions including mutual agreement on definitive documentation and receipt of all necessary approvals including the approval of the Toronto Stock Exchange ("TSX") and the American Stock Exchange ("AMEX").

                On March 28, 2006, the Corporation announced that it had finalized the definitive documentation for the private placement and had settled the pricing for the initial US$35 million principal amount of the Notes and the Warrants.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

                SUMMARY OF THE TERMS OF THE TRANSACTION

                On March 3, 2006 the Corporation announced a private placement offering (the "Offering") of up to US$58.5 million principal amount of Notes together with Warrants to purchase, for four years from the date of their issuance, 50% of the number of common shares underlying the Notes. The offering is to KFOC and an institutional investor (the "Purchasers").

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                KFOC owns or controls approximately 50% of the outstanding common shares of the Corporation. Mr. Steven R. Berlin is the KFOC nominee on the board of directors of the Corporation.

                The Offering is governed by a securities purchase agreement dated as of March 24, 2006 (the "Securities Purchase Agreement") among the Corporation and the Purchasers. Under the terms of the Securities Purchase Agreement, the Corporation will issue US$35 million principal amount of Notes (the "First Tranche"), 50% to each of the Purchasers.

                The Corporation, at its option, has the right to sell to KFOC up to US$13.5 million principal amount of Notes (the "Second Tranche") on or before June 30, 2006, the proceeds of which will be used to repay the loan under the existing KFOC standby loan facility. KFOC has granted to the other Purchaser an option to acquire up to 50% of such Notes.

                The Purchasers will have the option to acquire an additional US$10 million principal amount of Notes (the Third Tranche") on or before December 31, 2006, with each Purchaser entitled to acquire one-half. If either Purchaser does not acquire its entire allotment of the additional US$10 million in Notes, the other Purchaser may purchase the balance.

                The First Tranche of Notes will be convertible into an aggregate of 2,873,563 common shares of the Corporation (the "Common Shares") representing an effective price of US$12.18 per share. The conversion price is equal to 113% of the Initial Market Price (the "Conversion Price"). For the purposes of the Notes, the Initial Market Price is the 5 day weighted average trading price of the Common Shares on the AMEX immediately preceding March 24, 2006. Warrants exercisable to purchase an aggregate of 1,436,782 Common Shares were issued with the Notes, each Warrant being exercisable to purchase one Common Share at an exercise price of US$13.48. The exercise price of the Warrants is equal to 125% of the Initial Market Price.

                The Second Tranche and Third Tranche of Notes (collectively the "Additional Notes"), if issued, will be convertible into Common Shares at the Conversion Price, provided that the Conversion Price for the Additional Notes cannot be less than the maximum applicable discount, prescribed by section 607 of the TSX Company Manual, from the weighted average trading price of the Common Shares for the five consecutive trading days immediately prior to date of issuance of each tranche (converted into US dollars). The exercise price of Warrants issued in connection with the Additional Notes cannot be less than the weighted average trading price of the Common Shares on the TSX for the five consecutive trading days immediately prior to the date of issuance of such Warrants (converted into US dollars).

                The Notes will bear interest at a rate of 6.5% per annum payable bi-monthly, commencing on June 1, 2006. Each Note will be repaid in nine equal instalments commencing on the first interest payment date that is at least twelve months after the date of issuance of such Note. The interest payments and/or repayment amounts may be paid to each Purchaser, at such Purchaser's option, in any combination of cash and/or Common Shares. Common Shares issued for interest payments or in repayment of Notes will be issued at a 10% discount from the weighted average trading price of the Common Shares on the AMEX for the five consecutive trading days immediately prior to applicable payment date.

                Commencing 15 months after the date of issuance of each tranche of Notes, if the weighted average trading price of the Common Shares on the AMEX for each of any 25 consecutive trading days is 150% of the Conversion Price, the Corporation will have the right to force


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                the Purchasers to convert all or any of the outstanding
                principal amount of the Notes at the Conversion Price.

                The Notes contain customary covenants, including restrictions on the Corporation incurring debt or obligations for or involving the payment of money in excess of certain restricted amounts. The Notes will contain customary anti-dilution protection as well as adjustments in the event that the Corporation issues Common Shares or securities convertible into Common Shares at a purchase price (the "Effective Price") per Common Share less than the Conversion Price. In such event, the Conversion Price will be reduced to the Effective Price, provided that the adjusted Conversion Price cannot be less than the maximum applicable discount, prescribed by section 607 of the TSX Company Manual, from the weighted average trading price of the Common Shares on the TSX for the five consecutive trading days immediately prior to date of issuance of each tranche of Notes (converted into US dollars). The Warrants will contain similar anti-dilution protection. In addition, in the event that the Corporation issues Common Shares or securities convertible into Common Shares at a an Effective Price per Common Share less than the exercise price of the Warrants, the exercise price will be reduced to the Effective Price provided that the adjusted exercise price cannot be less than the weighted average trading price of the Common Shares on the TSX for the five consecutive trading days immediately prior to date on which each of the Warrants was issued (converted into US dollars).

                A maximum of 10,391,137 Common Shares can be issued pursuant to any feature of the Notes, together with the Common Shares underlying the Warrants, without the prior consent of the shareholders of the Corporation ("Shareholder Approval"). Further, a maximum of 5,221,677 Common Shares can be issued pursuant to any feature of the Notes, together with the Common Shares underlying the Warrants, to KFOC without the prior consent of the shareholders of the Company, excluding the votes attached to the Common Shares beneficially held directly or indirectly by KFOC, and its associates, affiliates and insiders (as applicable)(as such terms are defined in the ONTARIO SECURITIES ACT)("Disinterested Shareholder Approval").

                Under the Securities Purchase Agreement, the Corporation is required to seek Shareholder Approval to issue in excess of 10,391,137 Common Shares in connection with the the features of the Notes and Warrants and to seek Disinterested Shareholder Approval to issue in excess of 5,221,677 Common Shares in connection with the features of the Notes and Warrants to be issued to KFOC.

                If a Purchaser elects to receive interest payments or principal repayments on the Notes in Common Shares and the Corporation is unable to issue such Common Shares, the interest payment or principal repayment will be made in cash. If a Purchaser is restricted in its ability to receive Common Shares upon conversion of the Notes, the Purchaser may require the Corporation to pay cash to such Purchaser in an amount equal to the number of Common Shares which such Purchaser was not permitted to receive (the "Excess Shares") multiplied by the average of the weighted average trading price of the Common Shares on the AMEX for each of the five trading days immediately prior to the date of the payment, upon which the Corporation will have no further obligation to issue such Excess Shares.

                If a Purchaser is restricted in its ability to receive Common Shares upon exercise of the Warrants, the Corporation will be required to pay to the Purchaser an amount equal to the binomial option pricing model value of the Warrant with respect to the portion of the Warrant which was unexercisable.


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                PURPOSE AND BUSINESS REASONS FOR THE TRANSACTION

                The Corporation plans to use the proceeds from the Offering to complete the underground development at its Lac des Iles mine, to advance work on the Gold Fields' Arctic Platinum Project in order to its interest in the properties and for general corporate purposes.

                APPROVAL PROCESS

                Prior to finalizing the definitive documentation for the transaction, the independent members of the audit committee and the board of directors, other than Mr. Berlin, considered the proposed Offering, including without limitation: (i) the propriety of the proposed Offering; (ii) the impact on the financial position of the Corporation; (iii) the reasonableness of the terms of the Offering; (iv) whether it was the most practical manner in which to achieve the Corporation's objectives; and (v) whether it was in the best interests of the Corporation.

                Mr. Berlin was not present for, and did not participate in, any of the deliberations or vote on the proposed Offering.

                The independent members of the audit committee determined that the proposed Offering would improve the financial position of the Corporation and the terms of the transaction were reasonable in the circumstances of the Corporation and the most practical manner by which to achieve the Corporation's objectives. They also determined that the proposed Offering was in the best interests of the Corporation. Based on their conclusions, the independent members of the audit committee approved the proposed Offering.

                The directors, other than Mr. Berlin, considered the approval of the proposed Offering by the independent members of the audit committee and the proposed Offering and determined that the proposed Offering would improve the financial position of the Corporation and the terms of the proposed Offering were reasonable in the circumstances of the Corporation and the most practical manner by which to achieve the Corporation's objectives. The directors also determined that the Proposed Offering was in the best interests of the Corporation. Based on their conclusions, the board of directors approved the Offering.

                EXEMPTION FROM FORMAL VALUATION AND MINORITY SHAREHOLDER
                APPROVAL

                Formal valuation and minority shareholder approval as described in sections 5.4 and 5.6 of Ontario Securities Commission Rule 61-501 are not required because neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeds 25% of the Corporation's market capitalization.

                Twenty-five percent of the Corporation's market capitalization is approximately $161 million. The fair market value of the interest payable on the Notes, the discount on the price of the Common Shares that may be issued on payment of interest and principal and the value of the Warrants using a Black Scholes valuation will not exeed $161 million.

                ISSUE DATE OF NOTES AND WARRANTS

                The First Tranche of Notes and accompanying Warrants is expected to be issued on or about March 29, 2006, which is less than 21 days from the date hereof. This is reasonable in the circumstances because the material terms of the Offering were published in a news release issued by the Corporation on March 3, 2006, which is more than 21 days in advance of such isuance and because shareholder approval of the Offer is not required.


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ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

                N/A

ITEM 7. OMITTED INFORMATION

                N/A

ITEM 8. EXECUTIVE OFFICER

                Mary D. Batoff, Vice President, Legal & Secretary

                Tel.: 416-360-2655

ITEM 9. DATE OF REPORT

                March 28, 2006.




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